Product supplement AE
To prospectus dated September 29 and
prospectus supplement dated September 29, 2009

Registration Statement No. 333-162195
Dated September 29, 2009
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Review Notes Linked to One or More Indices and/or Exchange Traded Funds

General

- Deutsche Bank AG may offer and sell review notes linked to one or more indices and/or exchange traded funds ("**securities**") from time to time. This product supplement describes terms that will apply generally to the securities and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate underlying supplement, term sheet or pricing supplement as the case may be, will describe terms that apply specifically to the securities, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying underlying supplement, prospectus supplement or prospectus, the terms described in the relevant pricing supplement will control.

- The securities are senior unsecured obligations of Deutsche Bank AG.

- Payment on the securities is linked to one or more indices and/or exchange traded funds, as described below.

- For important information about tax consequences, see "U.S. Federal Income Tax Consequences" in this product supplement.

- The securities will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts, if any, will be specified in the relevant pricing supplement.

- Investing in the securities is not equivalent to investing in any underlying index or exchange traded fund or their components.

- The securities will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 6 of this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

September 29, 2009

TABLE OF CONTENTS

Summary Terms 2
Risk Factors 6
Description of Securities 15
U.S. Federal Income Tax Consequences 31
Use Of Proceeds; Hedging 34
Underwriting (Conflicts of Interest) 35
The Underlyings 37

In making your investment decision, you should rely only on the information contained or incorporated by reference in the underlying supplement and pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant underlying supplement and pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively.

The securities described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, Inc. ("**FINRA**") and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant underlying supplement and pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we**," "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying underlying supplement, prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

SUMMARY TERMS

Underlying

In the case of securities linked to one underlying index (an "**Index**") or exchange traded fund (a "**Fund**"), the Underlying will be the Index or Fund designated in the relevant pricing supplement accompanying this product supplement. In the case of securities linked to the lesser performing Underlying, the Underlyings will be the Indices and/or Funds designated in the relevant pricing supplement accompanying this product supplement.

Face Amount of the Securities

The denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

Issue Price

100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

Payment on the Securities

We will either (i) accelerate the securities if the value of the Underlying or *all* the Underlyings is *greater than or equal to* the applicable Call Level(s) on any specified Review Date, and pay to you an amount in cash equal to the Face Amount of your securities *plus* a Call Premium or (ii) if the securities have not been accelerated, pay to you at maturity an amount in cash equal to or less than the Face Amount of your securities.

The payment on the securities will be determined as follows:

Securities Linked to a Single Underlying

Payment upon our Automatic Call

If the Closing Level on any Review Date of the Underlying is *greater than or equal to* the Call Level for that Review Date specified in the relevant pricing supplement, the securities will be automatically called for a cash call price per Face Amount determined as follows:

Cash call price = Face Amount +
(Face Amount × Call Premium)

Payment at Maturity

- *For securities without a buffer*, if the securities are not called prior to maturity, you will lose 1% of the Face Amount of your securities for every 1% that the Underlying declines from the Initial Level as of the final Review Date. Under these circumstances, your Payment at Maturity per Face Amount will be determined as follows:

Payment at Maturity = Face Amount +
(Face Amount × Underlying Return)

In this scenario where the securities have not been accelerated, the Underlying Return will be negative

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and the Payment at Maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

- *For securities with a buffer*, if the securities are not called prior to maturity, your investment is protected against a decline in the Underlying up to the Buffer Amount. If the Ending Level declines from the Initial Level and such decline is *equal to or less than* the Buffer Amount, you will receive the Face Amount of your securities at maturity.

However, if the Ending Level declines from the Initial Level by *more than* the Buffer Amount, for every 1% decline of the Underlying below the Buffer Amount, you will lose an amount greater than 1% of the Face Amount of your securities. Under these circumstances, your Payment at Maturity per Face Amount will be determined as follows:

$$\text{Payment at maturity} = \text{Face Amount} + \left[\text{Face Amount} \times \left[\text{Underlying Return} + \text{Buffer Amount} \right] \times \text{Downside Factor} \right]$$

In this scenario where the securities have not been accelerated, the sum of the Underlying Return and the Buffer Amount will be negative and the Payment at Maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Securities Linked to the Lesser Performing Underlying

Payment upon our Automatic Call

If the Closing Level on any Review Date of each Underlying in the group of Underlyings is *greater than or equal to* its respective Call Level for that Review Date specified in the relevant pricing supplement, the securities will be automatically called for a cash call price per Face Amount determined as follows:

Cash call price = Face Amount + (Face Amount × Call Premium)

Payment at Maturity

- *For securities without a buffer*, if the securities are not called prior to maturity, you will lose 1% of the Face Amount of your securities for every 1% that the Lesser Performing Underlying declines below its Initial Level as of the final Review Date. Under these circumstances, your Payment at Maturity per Face Amount will be determined as follows:

$$\text{Payment at maturity} = \text{Face Amount} + \left[\text{Face Amount} \times \text{Lesser Underlying Return} \right]$$

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In this scenario where the securities have not been accelerated, the Lesser Underlying Return will be negative and the Payment at Maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

- *For securities with a buffer*, if the securities are not called prior to maturity, your investment is protected against a decline in the Lesser Performing Underlying up to the Buffer Amount. If the Lesser Performing Underlying's Ending Level declines from its Initial Level and such decline is *equal to or less than* the Buffer Amount, you will receive the Face Amount of your securities at maturity.

However, if the Lesser Performing Underlying's Ending Level declines from the Initial Level by *more than* the Buffer Amount, for every 1% decline of the Lesser Performing Underlying below the Buffer Amount, you will lose an amount greater than 1% of the Face Amount of your securities. Under these circumstances, your Payment at Maturity per Face Amount will be determined as follows:

$$\text{Payment at maturity} = \text{Face Amount} + \left[\text{Face Amount} \times \left[\text{Lesser Underlying Return} + \text{Buffer Amount} \right] \times \text{Downside Factor} \right]$$

In this scenario where the securities have not been accelerated, the sum of the Lesser Underlying Return and the Buffer Amount will be negative and the Payment at Maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Conflicts of Interest

We own, directly or indirectly, all of the outstanding equity securities of Deutsche Bank Securities Inc. ("**DBSI**"). Any offering in which DBSI participates will be conducted in compliance with the requirements of NASD Rule 2720 of FINRA regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)."

Definitions

The following defined terms are used in calculating the payment, if any, on your securities:

Buffer Amount

A percentage that represents the permissible decline in the Closing Level, as measured from the Initial Level to the Ending Level, after which you start to lose part of your investment

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Call Level	A Closing Level for each Underlying specified for each Review Date in the relevant pricing supplement
Call Premium	The percentage of the Face Amount specified for each Review Date in the relevant pricing supplement, which will be paid on the securities upon the automatic call of the securities
Closing Level	For an Index, the "**Closing Level**" will equal the official Closing Level of such Index on the relevant date of calculation.
	For a Fund, the "**Closing Level**" will equal the closing price of one share of such Fund on the relevant date of calculation, multiplied by the then current Share Adjustment Factor applicable to the Fund.
Downside Factor	The factor specified in the relevant pricing supplement by which any percentage decline in the Underlying (or Lesser Performing Underlying, if applicable) below the Buffer Amount is multiplied
Ending Level	The Closing Level of the Underlying on the final Review Date or such other date or dates as specified in the relevant pricing supplement
Initial Level	The Closing Level of the Underlying on the Trade Date, or such other date or dates as specified in the relevant pricing supplement
Lesser Underlying Return	The lowest Underlying Return, which may be negative, of any Underlying in the applicable group of Underlyings
Lesser Performing Underlying	The Underlying with the Lesser Underlying Return
Review Dates	The dates specified in the relevant pricing supplement, subject to postponement in the event of certain Market Disruption Events
Share Adjustment Factor	Unless otherwise specified in the relevant pricing supplement, the Share Adjustment Factor, for a Fund, will initially be 1.0, subject to adjustments as described under "Description of Securities — Anti-dilution Adjustments" below
Trade Date	The Pricing Date, unless otherwise specified in the relevant pricing supplement, subject to postponement in certain circumstances as described in the more detailed definition of "Trade Date" under "Description of Securities — Definitions"
Underlying Return	$$\frac{\text{Ending Level} - \text{Initial Level}}{\text{Initial Level}}$$

RISK FACTORS

Your investment in the securities will involve certain risks. The securities do not guarantee any return of your investment or pay any coupons. Investing in the securities is not equivalent to investing directly in any Underlying or Underlyings or any of the constituents of such Underlying or Underlyings. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities. ***You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the securities is suitable for you.***

The securities do not guarantee any return of your investment or pay coupons.

The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to repay your initial investment in the securities at maturity and will not pay you any coupons on the securities. For securities without a buffer, if the securities are not called prior to maturity, you will lose some or all of your investment at maturity. For securities with a buffer, if the securities are not called prior to maturity, you will lose some or all of your investment at maturity if the Ending Level of any Underlying or the Lesser Performing Underlying declines from its Initial Level by more than the Buffer Amount. The applicable pricing supplement will specify whether the securities have a buffer.

The appreciation potential of the securities is limited, and the securities are subject to an automatic early call.

Your investment in the securities will result in a gain if the Closing Level of the Underlying or *all* Underlyings on any of the Review Dates is greater than or equal to each of the applicable Call Levels specified in the relevant pricing supplement, which will trigger an automatic call of the securities and the payment of the Face Amount of the securities plus the applicable Call Premium. This gain will be limited to the Call Premium applicable to the Review Date on which the securities are called, regardless of the appreciation of the Underlying or Underlyings, which may be greater than the applicable Call Premium. In addition, the automatic call feature of the securities may shorten the term of your investment.

Payments on the securities are subject to Deutsche Bank's creditworthiness.

Although the return on the securities will be based on the performance of the Underlying, the payment of any amount due on the securities is subject to the credit risk of Deutsche Bank. An actual or anticipated downgrade in Deutsche Bank's credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the market value of the securities. As a result, our actual and perceived creditworthiness will affect the market value of the securities, and in the event we were to default on our obligations you may not receive any amount owed to you under the terms of the securities.

If the securities are linked to the Lesser Performing Underlying, the appreciation potential of the securities will be limited by the Underlying with the lowest return of the applicable group of Underlyings.

For securities linked to the Lesser Performing Underlying, your return on the securities will be limited by the Underlying with the lowest return of the applicable group of Underlyings, and the Closing Level of *all* Underlyings must be equal to or greater than the applicable Call Level specified for each such Underlying in the relevant pricing supplement on a Review Date in order for you to receive a return in excess of your initial investment. Consequently, the securities will not be called and may return substantially less than your initial investment even if the Closing Levels of the Underlyings other than the Underlying that is below its Call Level on any Review Date are equal to or greater than their applicable Call Level.

Secondary trading may be limited.

There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide significant liquidity. Deutsche Bank AG currently intends to act as a market maker for the securities but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG is willing to buy the securities. If at any time Deutsche Bank AG were to cease acting as a market maker, it is likely that there would be significantly less liquidity in the secondary market, in which case the price at which you would be able to sell your securities would likely be lower than if an active market existed. If the securities are not listed on any securities exchange and Deutsche Bank AG were to cease acting as a market maker, it is likely that there would be no secondary market for the securities.

The inclusion of commissions and projected profit from hedging in the original Issue Price is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG is willing to purchase securities in secondary market transactions will likely be lower than the original Issue Price, since the original Issue Price included, and secondary market prices are likely to exclude, commissions paid with respect to the securities, as well as the projected profit included in the cost of hedging our obligations under the securities. In addition, any such prices may differ from values determined by pricing models used by Deutsche Bank AG, as a result of dealer discounts, mark-ups or other transaction costs.

The market price of the securities will be influenced by many unpredictable factors.

Several factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which Deutsche Bank AG may be willing to purchase or sell the securities in the secondary market, including:

- the value of the Underlying or Underlyings at any time, including on the specified Review Dates;

- the volatility (frequency and magnitude of changes in value) of the Underlying or Underlyings;

- if the securities are linked to the shares of a Fund, the composition of such Fund and any changes to the index which such Fund seeks to track;

- the occurrence of certain events to a Fund that may or may not require an adjustment to the applicable Share Adjustment Factor;

- interest and yield rates in the market;

- geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the component stocks of the Underlying or Underlyings or stock markets generally and that may affect the Closing Level of the Underlying or Underlyings on any day;

- the time remaining until the maturity of the securities;

- the dividend rate on the component stocks of the Underlying or Underlyings that your securities are linked to; and

- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the Face Amount if, at the time of sale, the Underlying or Underlyings are at, below or not sufficiently above their applicable Call Level(s) or if market interest rates rise.

You cannot predict the future performance of the Underlying or Underlyings based on historical performance. We cannot guarantee that the Closing Level of the Underlying or Underlyings on any Review Date will be equal to or greater than the applicable Call Level and trigger the automatic call. Unless the relevant pricing supplement provides otherwise, if the securities are not automatically called prior to maturity, you will receive a Payment at Maturity that may be substantially less than your initial investment.

The securities are designed to be held to maturity.

The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities prior to maturity, if at all, may be at a substantial discount from the Face Amount, even in cases where the Underlying or Underlyings have appreciated since the Trade Date. The potential returns described in any pricing supplement assume that your securities are held to maturity unless automatically called and redeemed prior to maturity.

Investing in the securities is not equivalent to investing in the Underlying or Underlyings or their component stocks.

Investing in the securities is not equivalent to investing in the Underlying or Underlyings or their component stocks. The payment you receive at or prior to maturity on the securities will be based on the Closing Level of the Underlying or Underlyings on the specified Review Dates. In addition, the Closing Level on any day reflects the prices of the component common stocks of the Underlying but does not take into consideration the value of dividends paid on those stocks. As an investor in the securities, you will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the Underlying or Underlyings.

Adjustments to any Underlying or any index underlying a Fund could adversely affect the value of the securities.

Index Publishers are responsible for calculating and maintaining the Underlying or Underlyings and in the case of a Fund, the index underlying the Fund. The Index Publishers can add, delete or substitute the stocks constituting an Underlying or index underlying a Fund or make other methodological changes that could change the value of that Underlying. The Index Publishers may discontinue or suspend calculation or dissemination of an Underlying or an index underlying a Fund. Any of these actions could adversely affect the value of the securities. The Index Publishers have no obligation to consider your interests in calculating or revising an Underlying or an index underlying a Fund.

The Index Publishers may discontinue or suspend calculation or publication of an Underlying or an index underlying a Fund at any time. In these circumstances, Deutsche Bank AG, as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued Underlying or index underlying a Fund. Deutsche Bank AG could have an economic interest that is different than that of investors in the securities insofar as, for example, Deutsche Bank AG is not precluded from considering indices and exchange traded funds that are calculated and published by Deutsche Bank AG or any of its affiliates. If Deutsche Bank AG determines that there is no appropriate successor index, at maturity the payment on the securities will be an amount based on the closing prices of the stocks constituting the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for calculating such index last in effect prior to discontinuance of such index.

In the case of Funds, the policies of the sponsor of the Fund and changes that affect the Fund or any index on which the Fund may be based could adversely affect the amount payable on your securities and their market value.

The policies of the sponsor of a Fund (the "**Fund Sponsor**") concerning the calculation of the Fund's net asset value, additions, deletions or substitutions of securities in the Fund and the manner in which changes affecting any relevant index are reflected in the Fund could affect the market price of the shares of the Fund and, therefore, the amount payable on the securities at maturity and the market value of the securities before that date. The amount payable on the securities and its market value could also be affected if the Fund Sponsor changes these policies, for example, by changing the manner in which it calculates the Fund's net asset value, or if the Fund Sponsor discontinues or suspends calculation or publication of the Fund's net asset value, in which case it may become difficult to determine the market value of the securities. If events such as these occur or if the Closing Level of the Fund is not available on any Review Date because of a Market Disruption Event or for any other reason, the calculation agent may determine the Closing Level of the Fund on the relevant Review Date and thus whether the securities will be automatically called on the relevant Review Date in a manner it considers appropriate in its sole discretion. We describe the discretion that the calculation agent will have in determining the Closing Levels on the Review Dates and the amount payable on the securities more fully below under "We or our affiliates may have economic interests adverse to those of the holders of the securities," and in the accompanying pricing supplement.

Anti-dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor applicable to a Fund for certain events affecting the Fund. The calculation agent is not required, however, to make such adjustments in response to all actions. If such an event occurs and the calculation agent is not required to make an adjustment, the value of the securities may be materially and adversely affected. See "Description of Securities — Anti-dilution Adjustments for Funds" for further information.

You will not have voting rights or rights to receive dividends.

As a holder of the securities, you will not have voting rights, rights to receive dividends or other distributions or other rights that holders of the component stocks included in, or in the case of an Underlying that is a Fund, constituting the Underlying would have.

There are risks associated with investments in securities linked to the value of an Underlying comprising foreign equity securities.

Investments in securities linked to Underlyings that include foreign equity securities involve risks associated with the foreign securities market, including volatility, governmental intervention and cross-shareholdings among companies in such Underlyings. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

The prices of securities in countries other than the United States that may underlie certain Underlyings may be affected by political, economic, financial and social factors in such jurisdictions, including changes in a country's government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

Securities may be subject to currency exchange rate risk.

Because the prices of the component securities are converted into U.S. dollars for purposes of calculating the value of certain Underlyings, investors of the securities will be exposed to currency exchange rate risk with respect to each of the currencies represented in the Underlyings which are calculated in such manner. An investor's net exposure will depend on the extent to which the currencies represented in such an Underlying strengthen or weaken against the U.S. dollar and the relative weight of each relevant currency represented in the overall Underlying. If, taking into account such weighting, the dollar strengthens against the component currencies, the value of such an index will be adversely affected and the Payment at Maturity of the securities may be reduced.

Of particular importance to potential currency exchange rate risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments between countries; and

- the extent of governmental surpluses or deficits in the component countries and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

We may not control the Underlying or Underlyings or the securities included in the Underlying or Underlyings.

Except as we may otherwise describe in the relevant pricing supplement, we will not be affiliated with the Index Publishers and Fund Sponsors of the Underlying or Underlyings and we will have no control over the securities included in the Underlying or Underlyings. As a result, we will have no ability to control the actions of the Index Publishers or Fund Sponsors or of any other company whose securities may be included in the Underlying or Underlyings, including actions that could affect the value of the securities included in the Underlying or Underlyings or your securities. Except as we may otherwise describe in the relevant pricing supplement, none of the money you pay us will go to the Index Publishers or Fund Sponsors or any company whose securities may be included in the Underlying or Underlyings, and no such company will be involved in the offering of the securities in any way. Neither we, nor any company whose securities may be included in the Underlying or Underlyings, will have any obligation to consider your interests as a holder of the securities in taking any actions that might affect the value of your securities.

As a holder of the securities, you will not have voting rights or rights to receive any payments with respect to the securities included in the Underlying or Underlyings that the holders of such securities included in such Underlying or Underlyings would have.

We or our affiliates may have economic interests adverse to those of the holders of the securities.

Deutsche Bank AG and other affiliates of ours trade the securities included in the Underlying or Underlyings and other financial instruments related to the Underlying or Underlyings and their components on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of securities or financial instruments linked to the Underlying or Underlyings. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the level of the Underlying or Underlyings and, accordingly, could affect the value of the securities and the amount payable to you.

In addition, we or our affiliates may currently or from time to time engage in business with companies whose stock may be included in an Underlying or Underlyings, including extending loans to, making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the securities included in an Underlying or Underlyings. Any prospective purchaser of securities should undertake such independent investigation of each security included in the Underlying or Underlyings as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the levels of any of the Underlying or Underlyings or the securities included in th*e* Underlying or Underlyings. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

We may hedge or have hedged our obligations under the securities directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the market prices of the components included in the Underlying or Underlyings and the levels of the Underlying or Underlyings and, therefore, the market value of the securities. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the securities declines.

Deutsche Bank AG, London Branch will act as the calculation agent. As calculation agent, Deutsche Bank AG will determine the Initial Level, the Ending Level, the Underlying Return of the Underlying, the Lesser Underlying Return and whether the Closing Level of an Underlying or Underlyings is greater than or equal to its applicable Call Level on any of the Review Dates. Determinations made by Deutsche Bank AG, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of Market Disruption Events and the selection of a successor Underlying or calculation of any Closing Level in the event of a discontinuance of any Underlying, may affect the payment to you at maturity. See the sections of this product supplement called "Description of Securities—General—Definitions"; "Description of Securities—Discontinuance of Any Index; Alteration of Method of Calculation" and "Description of Securities—Discontinuance of Any Fund and/or its Tracked Index; Alteration of Method of Calculation."

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining whether the Closing Level of an Underlying is greater than or equal to the applicable Call Level on any of the Review Dates, and calculating the amount, if any, that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that any Review Date and the Maturity Date will be postponed. It is also possible that under these events the calculation agent will determine the Closing Level of an Underlying, which may differ substantially from the published Closing Level of such Underlying in absence of such events, in the manner described under "Description of Securities—Securities Linked to a Single Underlying and "Description of Securities—Securities Linked to the Lesser Performing Underlying." As a result, any such Market Disruption Event may adversely affect your return.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the return on commodity-linked securities.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single Business Day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of a Commodity Based Underlying and, therefore, the return on the securities.

Commodity futures contracts are subject to uncertain legal and regulatory regimes, which may result in a hedging disruption event and a loss on your investment.

The commodity futures contracts that may comprise Commodity Based Underlyings are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the securities. The Commodity Futures Trading Commission (the "**CFTC**") has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented. Such restrictions may cause us or our affiliates to be unable to effect transactions necessary to hedge our obligations under the securities, in which case we may, in our sole and absolute discretion, accelerate the payment on your securities early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your securities is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

Holdings of the securities by our affiliates and future sales may affect the price of the securities.

Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

Hedging and trading activity by the calculation agent and its affiliates could adversely affect the value of the securities.

Deutsche Bank AG and other affiliates of ours will carry out hedging activities related to the securities (and possibly to other instruments linked to the Underlying or Underlyings or their component stocks), including trading in the securities included in the Underlying or Underlyings as well as in other instruments related to the Underlying or Underlyings or their component stocks. Deutsche Bank AG and some of our other subsidiaries also trade the stocks that constitute the Underlying or Underlyings and other financial instruments related to the Underlying or Underlyings and the securities included in the Underlying or Underlyings on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could potentially affect the Initial Level and, therefore, could increase the value at which the Underlying or Underlyings must close on any Review Date before you receive a payment that exceeds the Face Amount of the securities.

The U.S. federal income tax consequences of an investment in the securities are unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities (as prepaid financial contracts) described in the section of this product supplement entitled "U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described in "U.S. Federal Income Tax Consequences," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities of Deutsche Bank Aktiengesellschaft" in the accompanying prospectus. A separate underlying supplement, term sheet or pricing supplement will describe the terms that apply specifically to the securities, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant underlying supplement and pricing supplement. The term "security" refers to one of our Review Notes Linked to One or More Indices and/or Exchange Traded Funds.

General

The securities are senior unsecured obligations of Deutsche Bank AG that are linked to one or more underlying indices and/or exchange traded funds (each, an "**Underlying**"). The securities are a series of notes referred to in the accompanying prospectus supplement, prospectus and the relevant underlying supplement and pricing supplement. The securities will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar.

The securities do not guarantee any return of your investment or pay any coupons. Instead, upon an early call or at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Underlying or Underlyings, as applicable, calculated in accordance with the formulas set forth below.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

The securities are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The securities will be issued in denominations that will be specified in the relevant pricing supplement. The securities will be represented by one or more permanent global securities registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the securities will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document supplement those described herein, in the relevant underlying supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein, in the relevant underlying supplement or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement will control.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the securities entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in open market transactions or by private agreement.

Definitions. We have defined some of the terms that we use frequently in this product supplement below:

"**Buffer Amount**" means the percentage that represents the permissible decline in the Closing Level, as measured from the Initial Level to the Ending Level, after which you start to lose part of your investment.

"**Business Day**" is, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

"**Call Level**" means a Closing Level for each Underlying specified for each Review Date in the relevant pricing supplement.

"**Call Premium**" means the percentage of the Face Amount specified for each Review Date in the relevant pricing supplement, which will be paid on the securities upon the automatic call of the securities.

"**Closing Level**" means:

(a) for an Index, on any Trading Day, the Closing Level of the Index published at the regular weekday close of trading on that Trading Day, as it appears on the Price Source specified in the relevant pricing supplement. In certain circumstances, the Closing Level will be based on an alternate calculation of the Index described under "— Discontinuance of Any Index; Alteration of Method of Calculation;" and

(b) for a Fund, on any Trading Day, the closing price of one share of the Fund reported at the regular weekday close of trading on that Trading Day, multiplied by the then-current Share Adjustment Factor applicable to the Fund. In certain circumstances, the Closing Level will be based on an alternate calculation of the Index described under "— Discontinuance of Any Fund and/or its Tracked Index; Alteration of Method of Calculation."

"**Closing price**" for one share of a Fund on any Trading Day means:

• if the Fund is listed or admitted to trading on a U.S. national securities exchange, the last reported sale price for one share of the Fund, regular way, of the principal trading session on such day on the principal U.S. national securities exchange registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on which the Fund is listed or admitted to trading, or

• if the Fund is listed or admitted to trading on any U.S. national securities exchange but the last reported sale price is not available pursuant to the preceding bullet point, the last reported sale price for one share of the Fund of the principal trading session on the over-the-counter market as reported on the Nasdaq National Market or the OTC Bulletin Board operated by the Financial Institution Regulatory Authority on such day, or

- if the Fund is not listed or admitted to trading on any U.S. national securities exchange but is included in the OTC Bulletin Board, the last reported sale price for one share of the Fund of the principal trading session on the OTC Bulletin Board on such day, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for the shares of the Fund (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

"**Commodity Based**" means, when referring to an Underlying that the Underlying tracks commodity-linked instruments, as determined by the calculation agent.

"**Commodity Hedging Disruption Event**" means that:

(a) due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the Pricing Date, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the securities ("hedge positions"), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the securities, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

"**Downside Factor**" means the factor specified in the relevant pricing supplement by which any percentage decline in the Underlying (or Lesser Performing Underlying, if applicable) below the Buffer Amount is multiplied.

"**Ending Level**" means the Closing Level of an Underlying on the final Review Date, or such other date or dates as specified in the relevant pricing supplement.

"**Equity Based**" means, when referring to an Underlying, that the Underlying is a security or tracks or is composed of securities, as determined by the calculation agent.

"**Exchange Traded Instrument**" means a futures contract relating to a commodity which is tracked in a Commodity Underlying.

"**Face Amount**" means the denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

"**Fund Sponsor**" means the sponsor of the applicable Fund.

17

"**Index**" or "**Fund**" means each index or exchange traded fund, as applicable, specified in the relevant pricing supplement, the performance of which underlies the securities.

In this "Description of Securities," references to an Index or a Fund will include the index or fund specified in the relevant pricing supplement and any successor index or fund to that index or fund, as applicable, unless the context requires otherwise.

"**Index Publisher**" means the publisher of the applicable Index.

"**Initial Level**" for an Underlying means the Closing Level of such Underling on the Trade Date, or such other date or dates as specified in the relevant pricing supplement.

"**Issue Price**" means the amount per security specified in the relevant pricing supplement and will equal the Face Amount of each security, unless otherwise specified.

"**Lesser Underlying Return**" means the lowest Underlying Return, which may be negative, of any Underlying in the applicable group of Underlyings.

"**Lesser Performing Underlying**" means the Underlying with the Lesser Underlying Return.

"**Market Disruption Event**" means:

If the securities are linked to Equity Based Underlyings:

The occurrence or existence of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities, as determined by the calculation agent in its sole discretion:

- for a Fund, the occurrence or existence of a suspension, absence or material limitation of trading in shares of the Fund on the Relevant Exchange for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or a breakdown or failure in the price and trade reporting systems of the Relevant Exchange as a result of which the reported trading prices for the Fund shares during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate; or

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of the Underlying or an index which underlies a Fund on the Relevant Exchanges for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such Relevant Exchanges; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the Underlying or an index which underlies a Fund during the one hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts or exchange traded funds related to the Underlying or an index which underlies a Fund for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying or an index which underlies a Fund is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Underlying or an index which underlies a Fund shall be based on a comparison of:

- the portion of the level of the Underlying or an index which underlies a Fund attributable to that security, relative to

- the overall level of the Underlying or an index which underlies a Fund,

in each case, immediately before that suspension or limitation.

For purposes of determining whether a Market Disruption Event has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or market;

- limitations pursuant to the rules of any Relevant Exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts or exchange traded funds on the Underlying by the primary securities market trading in such contracts or funds by reason of:

    - a price change exceeding limits set by such exchange or market;

    - an imbalance of orders relating to such contracts or funds; or

    - a disparity in bid and ask quotes relating to such contracts or funds

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to any Underlying; and

- a "suspension, absence or material limitation of trading" on any Relevant Exchange or on the primary market on which futures or options contracts or exchange traded funds related to the Underlying are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

If the securities are linked to Commodity Based Underlyings:

A determination by the calculation agent in its sole discretion that the occurrence or continuance of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities:

- a termination or suspension of, or material limitation or disruption in the trading of any Exchange Traded Instrument (including, but not limited to, the occurrence or announcement of a day on which there is a limitation on, or suspension of, the trading of an applicable Exchange Traded Instrument imposed by the Relevant Exchange on which such Exchange Traded Instrument is traded by reason of movements exceeding "limit up" or "limit down" levels permitted by such Relevant Exchange) within an Underlying (or the relevant successor Underlying); or

- the settlement price of any Exchange Traded Instrument within an Underlying (or the relevant successor Underlying) has increased or decreased from the previous day's settlement price by the maximum amount permitted under the rules of the Relevant Exchange; or

- failure by the Relevant Exchange or other Price Source to announce or publish the settlement price of any Exchange Traded Instrument within an Underlying (or the relevant successor Underlying); or

- failure by the sponsor of an Underlying (or the relevant successor Underlying) to publish the Closing Level of the Underlying (or the relevant successor Underlying); or

- a Commodity Hedging Disruption Event (as defined above).

"**Maturity Date**" means the date specified in the relevant pricing supplement, subject to extension if such day is not a Business Day or if the scheduled final Review Date is postponed in accordance with the following. If the scheduled Maturity Date is not a Business Day, then the Maturity Date will be the next succeeding Business Day immediately following the scheduled Maturity Date. If, due to a Market Disruption Event or otherwise, the scheduled final Review Date is postponed so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be the third Business Day following the final Review Date as postponed unless otherwise specified in the relevant pricing supplement. For clarification in the case of securities linked to the Lesser Performing Underlying, if, due to a Market Disruption Event or otherwise, the scheduled final Review Date for the Underlying or Underlyings is postponed so that the final Review Date for all Underlyings falls less than three scheduled Trading Days prior to the scheduled Maturity Date, the Maturity Date will be the third scheduled Trading Day following the later of the final Review Dates as postponed.

"**Original Issue Date**" means the date specified in the relevant pricing supplement on which a particular issuance of securities will be issued.

"**Payment at Maturity**" means the payment due at maturity with respect to each security, as described under "— Securities Linked to a Single Underlying — Payment at Maturity" and "— Securities Linked to the Lesser Performing Underlying — Payment at Maturity" below.

"**Price Source**" means the display page, or any successor page, specified in the relevant pricing supplement (*e.g.,* Bloomberg or Reuters), which will be used by the calculation agent to determine the Closing Level of an Underlying. With respect to an Index, if such service or any successor service no longer displays the Closing Level of such Index, then the calculation agent shall designate an alternate source of such Closing Level, which shall be the publisher of such Index, unless the calculation agent, in its sole discretion, determines that an alternate service has become the market standard for transactions related to such Index.

"**Pricing Date**" means the day when we price the securities for initial sale to the public.

"**Relevant Exchange**" means:

(a) for each Equity Based Underlying or for a Fund separately, the primary organized exchanges or markets of trading for (i) any security then included in, or, for a Fund, any security issued by, such Underlying, or (ii) any futures or options contract or fund related to such Underlying or to any security then included in, or, for a Fund, any security of, such Underlying; and

(b) for each Exchange Traded Instrument included in a Commodity Based Underlying, the exchange specified for the Exchange Traded Instrument or its successor.

"**Review Dates**" mean the dates specified in the relevant pricing supplement, subject to postponement in the event of certain Market Disruption Events and as described under "— Securities Linked to an Underlying — Payment Pursuant to Our Automatic Call" and "— Securities Linked to the Lesser Performing Underlying — Payment Pursuant to Our Automatic Call." The Ending Level will be determined on the last Review Date, which we refer to as the "**final Review Date**."

"**Share Adjustment Factor**" for a Fund, unless otherwise specified in the relevant pricing supplement, will initially be 1.0, subject to adjustments as described under "Description of Securities — Anti-dilution Adjustments" below.

"**Trade Date**" will be the Pricing Date or another date, specified in the relevant pricing supplement. If the Trade Date specified in the relevant pricing supplement is not a Trading Day with respect to that Underlying or there is a Market Disruption Event with respect to such Underlying on such day, then the relevant level, price, or other value for that Underlying that would have been determined on the Trade Date will be determined on the next succeeding Trading Day with respect to such Underlying on which there is no Market Disruption Event.

"**Trading Day**" means:

(a) for each Equity Based Underlying, a day, as determined by the calculation agent, on which trading is generally conducted on the Relevant Exchange for the Underlying or Basket Component, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time; and

(b) for each Exchange Traded Instrument underlying a Commodity Based Underlying, a day, as determined by the calculation agent, on which the Relevant Exchange for such Exchange Traded Instrument is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

"**Underlying Return**" is the fraction, the numerator of which will be the Ending Level *less* the Initial Level and the denominator of which will be the Initial Level. The Underlying Return is described by the following formula:

$$\text{Underlying Return} = \frac{\text{Ending Level} - \text{Initial Level}}{\text{Initial Level}}$$

References in this product supplement to "**U.S. dollars**" or "**U.S.$**" or "**$**" are to the currency of the United States of America.

Other terms of the securities are described in the following paragraphs.

Securities Linked to a Single Underlying

Payment Pursuant to Our Automatic Call

The securities will be automatically called and subject to mandatory redemption if the Closing Level of the Underlying on any Review Date is **greater than or equal to** the Call Level for that Review Date specified in the relevant pricing supplement. If the securities are called, for each Face Amount of securities, you will receive a cash call price per security equal to:

Face Amount + (Face Amount × Call Premium)

If the securities are automatically called on a Review Date other than the final Review Date, we will redeem each security and pay the applicable call price on the sixth Business Day after the applicable Review Date, subject to postponement as described below. If the securities are called on the final Review Date, we will redeem each security and pay the call price on the Maturity Date, subject to postponement as described below.

Payment at Maturity

The Maturity Date for the securities will be specified in the relevant pricing supplement, and is subject to adjustment if such day is not a Business Day or if the final Review Date is postponed as described above.

Securities Without a Buffer

For securities without a buffer, if the securities are not automatically called on or prior to maturity, you will, at maturity, lose 1% of the Face Amount of your securities for every 1% that the Underlying declines below its Initial Level as of the final Review Date. Under these circumstances, your Payment at Maturity per security will equal:

Face Amount + (Face Amount × Underlying Return)

In this scenario where the securities have not been accelerated, the Underlying Return will be negative and the Payment at Maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Securities With a Buffer

For securities with a buffer, if the securities are not automatically called on or prior to maturity, your investment is protected against a decline in the Underlying up to the Buffer Amount. If the Ending Level declines from the Initial Level and such decline is **equal to or less than** the Buffer Amount, you will receive the Face Amount of your securities at maturity.

If the Ending Level declines from the Initial Level by **more than** the Buffer Amount, for every 1% decline of the Underlying below the Buffer Amount, you will lose an amount greater than 1% of the Face Amount of your securities. Under these circumstances, your Payment at Maturity per Face Amount will equal:

Face Amount + (Face Amount x (Underlying Return + Buffer Amount) x Downside Factor)

In this scenario where the securities have not been accelerated, the sum of the Underlying Return and the Buffer Amount will be negative and the Payment at Maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Securities Linked to the Lesser Performing Underlying

Payment Pursuant to Our Automatic Call

The securities will be automatically called and subject to mandatory redemption if on any Review Date the Closing Level of **each** Underlying in the group of Underlyings is **greater than or equal to** its respective Call Level for that Review Date specified in the relevant pricing supplement. If the securities are called, for each Face Amount of securities, you will receive a cash call price per Face Amount equal to:

Face Amount + (Face Amount × Call Premium)

If the securities are automatically called on a Review Date other than the final Review Date, we will redeem each security and pay the applicable call price on the sixth Business Day after the applicable Review Date, subject to postponement as described below. If the securities are called on the final Review Date, we will redeem each security and pay the call price on the Maturity Date, subject to postponement as described below.

Payment at Maturity

The Maturity Date for the securities will be specified in the relevant pricing supplement, and is subject to adjustment if such day is not a Business Day or if the final Review Date for any Underlying in the applicable group of Underlyings is postponed as described below.

Securities Without a Buffer

For securities without a buffer, if the securities are not automatically called on or prior to maturity, you will lose 1% of the Face Amount of your securities for every 1% that the Lesser Performing Underlying declines below its Initial Level as of the final Review Date. Under these circumstances, your Payment at Maturity per Face Amount will equal:

Face Amount + (Face Amount × Lesser Underlying Return)

In this scenario where the securities have not been accelerated, the Lesser Underlying Return will be negative and the Payment at Maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Securities With a Buffer

For securities with a buffer, if the securities are not automatically called on or prior to maturity, your investment is protected against a decline in the Lesser Performing Underlying up to the Buffer Amount. If the Ending Level of the Lesser Performing Underlying declines from its Initial Level and such decline is **equal to or less than** the Buffer Amount, you will receive the Face Amount of your securities at maturity.

If the Ending Level of the Lesser Performing Underlying declines from its Initial Level by **more than** the Buffer Amount, for every 1% that the Lesser Performing Underlying declines below the Buffer Amount, you will lose an amount greater than 1% of the Face Amount of your securities. Under these circumstances, your payment per Face Amount will equal:

Face Amount + (Face Amount × (Lesser Underlying Return + Buffer Amount) × Downside Factor)

In this scenario where the securities have not been accelerated, the sum of the Lesser Underlying Return and the Buffer Amount will be negative and the Payment at Maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Postponement of Review Dates

Subject to the paragraph below, if:

(a) any Review Date is not a Trading Day with respect to any Underlying; or

(b) a Market Disruption Event for any Underlying occurs or is continuing on any Review Date,

then such Review Date for such Underlying will be postponed to the immediately succeeding Trading Day on which no Market Disruption Event for such Underlying occurs or is continuing. A Review Date will not be postponed later than the fifth scheduled Trading Day after the day originally scheduled for such Review Date (the "**Fifth Day**").

If such Review Date is postponed to the Fifth Day and:

(a) the Fifth Day is not a Trading Day with respect to such Underlying; or

(b) a Market Disruption Event for such Underlying occurs or is continuing on the Fifth Day,

then, on the Fifth Day the Closing Level of such Underlying will be determined by the calculation agent (i) in the case of an Index, using the formula for, and method of calculating, the Closing Level last in effect prior to the commencement of the Market Disruption Event or initial non-Trading Day for such relevant Underlying using the Closing Level of each constituent of such Underlying as applicable (or, if trading in the relevant constituents has been materially suspended or materially limited, the calculation agent's good faith estimate of the Closing Level that would have prevailed but for such suspension or limitation or non-Trading Day) on the Fifth Day, and (ii) in the case of a Fund, in good faith and in a commercially reasonable manner.

Notwithstanding the postponement of any Review Date for any Underlying, the Closing Level of any other Underlying not affected by the occurrence of a non-Trading Day or a Market Disruption Event on such Review Date will be determined as originally scheduled.

If, due to a Market Disruption Event or otherwise, a Review Date (other than the final Review Date) is postponed so that it falls less than five Business Days prior to the scheduled date for payment of the call price, the date on which the call price for such Review Date will be paid will be the fifth Business Day following the Review Date as postponed.

The Maturity Date will be set forth in the relevant pricing supplement. If the scheduled Maturity Date (as specified in the relevant pricing supplement) is not a Business Day, then the Maturity Date will be the next succeeding Business Day following such scheduled Maturity Date. If, due to a Market Disruption Event or otherwise, the final Review Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be the third Business Day following such Review Date, as postponed, unless otherwise specified in the relevant pricing supplement.

Commodity Hedging Disruption Events for Commodity Based Underlyings

If a Commodity Hedging Disruption Event occurs, we will have the right, but not the obligation, to accelerate the payment on the securities by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the Business Day immediately following the day on which such Commodity Hedging Disruption Event occurred. The amount due and payable per Face Amount of securities upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth Business Day following the day on which the calculation agent delivers notice of such acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two Business Days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a Commodity Hedging Disruption Event.

Anti-dilution Adjustments for Funds

The Share Adjustment Factor, the Initial Level and Ending Level for each Fund are subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

No adjustments to any Share Adjustment Factor will be required unless such Share Adjustment Factor adjustment would require a change of at least 0.1% of such Share Adjustment Factor then in effect. A Share Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor for any Fund after the close of business on the Business Day immediately preceding each Valuation Date.

No adjustments to the Share Adjustment Factor for any Fund will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the Closing Level of a Fund on any trading day during the term of the securities.

Share Splits and Reverse Share Splits

If the shares of a Fund are subject to a share split or reverse share split, then once such split has become effective, the Share Adjustment Factor, which will initially be set at 1.0, will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) the number of shares which a holder of one share of a Fund before the effective date of the share split or reverse share split would have owned or been entitled to receive immediately following the applicable effective date.

Share Dividends or Distributions

If a Fund is subject to a share dividend or distribution, *i.e.*, an issuance of additional shares of a Fund that is given ratably to all or substantially all holders of shares of a Fund, then, once the dividend or distribution has become effective and the shares of a Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the prior Share Adjustment Factor plus the product of:

(a) the prior Share Adjustment Factor, and

(b) the number of additional shares issued in the share dividend or distribution with respect to one share of a Fund.

Non-cash Distributions

If a Fund distributes shares of capital stock, evidences of indebtedness or other assets or property of a Fund to all or substantially all holders of shares of a Fund (other than (i) share dividends or distributions referred to under "— Share Dividends or Distributions" above and (ii) cash dividends referred under "— Extraordinary Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of a Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) a fraction, the numerator of which is the Current Market Price of one share of a Fund and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "**Current Market Price**" of a Fund means the arithmetic average of the closing prices of one share of a Fund for the ten Trading Days prior to the Trading Day immediately preceding the ex-dividend date of the distribution requiring an adjustment to the Share Adjustment Factor.

"**Ex-dividend date**" means the first Trading Day on which transactions in the shares of a Fund trade on the relevant exchange without the right to receive that cash dividend or other cash distribution.

The "**Fair Market Value**" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Extraordinary Cash Dividends or Distributions

A dividend or other distribution consisting exclusively of cash to all or substantially all holders of shares of a Fund will be deemed to be an extraordinary cash dividend if its per share value exceeds that of the immediately preceding non-extraordinary cash dividend, if any, for a Fund by an amount equal to at least 10% of the closing price of a Fund on the first Trading Day immediately preceding the ex-dividend date.

If an extraordinary cash dividend occurs, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) a fraction, the numerator of which is the closing price of a Fund on the Trading Day before the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount.

Discontinuance of Any Index; Alteration of Method of Calculation

If any Index Publisher discontinues publication of any Underlying and such Index Publisher or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such Index being referred to herein as the "**successor index**"), then any Closing Level will be determined by reference to the level of such successor index at the close of trading on the Relevant Exchange or market for such successor index on each relevant Review Date or any other relevant date or dates.

Upon any selection by the calculation agent of a successor index for any Index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

If an Index Publisher discontinues publication of any Underlying prior to, and such discontinuation is continuing on, a Review Date or other relevant date as set forth in the relevant pricing supplement, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to and such discontinuation is continuing on, the Review Date or other relevant date, then the calculation agent will determine the Closing Level for such affected Underlying for such Review Date or other relevant date. The Closing Level for such affected Underlying will be computed by the calculation agent in accordance with the formula for and method of calculating such affected Underlying or its successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such Review Date or other relevant date of each security most recently composing such affected Underlying or its successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of any Underlying may adversely affect the value of the securities.

If at any time the method of calculating any Underlying or its successor index, or the level thereof, is changed in a material respect, or if the Underlying or its successor index is in any other way modified so that such Underlying or its successor index does not, in the opinion of the calculation agent, fairly represent the level of such Underlying or its successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Closing Level for the Underlying is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to such Underlying or its successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Closing Level with reference to such Underlying or its successor index, as adjusted. Accordingly, if the method of calculating the Underlying or its successor index is modified so that the level of such Underlying or its successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the index), then the calculation agent will adjust its calculation of such Underlying or its successor index in order to arrive at a level of such Underlying or its successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Discontinuance of Any Fund and/or its Tracked Index; Alteration of Method of Calculation

If a Fund is liquidated or otherwise terminated (a "**Liquidation Event**"), the level of the Fund required for the purposes of the securities will be determined by the calculation agent and will be deemed to equal the product of (i) the Closing Level of the index which the Fund seeks to track (the "**Tracked Index**") (or any successor index to the Tracked Index, as described below) on any Review Date (taking into account any material changes in the method of calculating the Tracked Index following such Liquidation Event) times (ii) a fraction, the numerator of which is the closing price of the Fund and the denominator of which is the Closing Level of the Tracked Index (or any Successor Tracked Index, as described below), each determined as of the last day prior to the occurrence of the Liquidation Event on which a closing price of the Fund was available.

If the Index Publisher discontinues publication of the Tracked Index and the Index Publisher or another entity publishes a successor or substitute index that the Issuer, as the calculation agent, determines, in its sole discretion, to be comparable to the discontinued Tracked Index (such index being referred to herein as a "**Successor Tracked Index**"), then any subsequent Closing Level following a Liquidation Event will be determined by reference to the published value of such Successor Tracked Index at the regular weekday close of trading on any Trading Day on which the Closing Level is relevant to the Payment at Maturity.

Upon any selection by the calculation agent of a Successor Tracked Index, the calculation agent will cause written notice thereof to be furnished to the trustee, to us and to DTC, as holder of the security, within three Business Days of such selection. We expect that such notice will be passed on to you, as a beneficial owner of the security, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the Index Publisher discontinues publication of the Tracked Index prior to, and such discontinuance is continuing on, the Review Date following a Liquidation Event and the Issuer, as the calculation agent, determines, in its sole discretion, that no Successor Tracked Index is available at such time, then the calculation agent will determine the Closing Level of the Tracked Index for such date. Such Closing Level will be computed by the calculation agent in accordance with the formula for calculating the Tracked Index last in effect prior to such discontinuance, using the Closing Level (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the Closing Level that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the relevant exchange on the relevant date of each security most recently composing the Tracked Index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Tracked Index may adversely affect the value of the securities.

Calculation Agent and Calculations

The calculation agent for the securities will be Deutsche Bank AG. As calculation agent, Deutsche Bank AG will determine the Initial Level, the Closing Level, the Ending Level, the Underlying Return, the Lesser Underlying Return and the Payment at Maturity.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us.

All calculations with respect to the Payment at Maturity or an automatic call, if any, will be made by the calculation agent and will be rounded to the nearest one hundred thousandth, with five one-millionths rounded upward (*e.g.*, .9876543215 would be rounded to .987654322); all dollar amounts related to determination of the amount of cash payable per security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of securities will be rounded to the nearest cent, with one-half cent rounded upward.

Because the calculation agent is our affiliate, the economic interests of the calculation agent and its affiliates may be adverse to your interests, as an owner of the securities, including with respect to certain determinations and judgments that the calculation agent must make in determining the Underlying Return, the Ending Level, the Payment at Maturity or whether a Market Disruption Event has occurred. See "Discontinuance of Any Index; Alteration of Method of Calculation," Discontinuance of Any Fund and/or its Tracked Index; Alteration of Method of

Calculation" and the definition of Market Disruption Event above. Deutsche Bank AG, as a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the securities to restrict the use of information relating to the calculation of the Ending Level prior to the dissemination of such information. Deutsche Bank AG is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Events of Default

Under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft — Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per Face Amount upon any acceleration of the securities will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per Face Amount as described under the caption "Description of Securities — Securities Linked to an Underlying — Payment at Maturity" and "— Securities Linked to the Lesser Performing Underlying," as applicable, calculated as if the date of acceleration were the final Review Date.

If the maturity of the securities is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two Business Days after the date of acceleration.

Agents

The "agents" for each underwritten offering of securities will be specified in the relevant pricing supplement.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft — Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the relevant pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate Face Amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in The City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the securities. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

U.S. FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Davis Polk & Wardwell LLP, our special tax counsel, which is based on certain factual assumptions, the following is a summary of the material U.S. federal income tax consequences of ownership and disposition of the securities.

The following discussion applies only to an investor who holds the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). It is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the securities as a part of a hedging transaction, straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, or individual non-U.S. investors who are present in the United States for 183 days or more in the taxable year in which their securities are sold or retired.

Tax Treatment of the Securities

Unless otherwise specified in the applicable pricing supplement, it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes, with the consequences described below. Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described herein. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments, some of which are discussed below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the treatment of the securities as prepaid financial contracts will be respected.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of securities who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment prior to Maturity. You should not recognize taxable income or loss over the term of the securities prior to maturity, other than pursuant to a sale or exchange as described below.

Sale, Exchange or Retirement of the Securities. Upon a sale or exchange of the securities prior to their maturity (including pursuant to a call) or upon the receipt of the cash payment in retirement of the securities at maturity, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the securities. Your tax basis in the securities should equal the amount you paid to acquire them. This gain or loss should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Securities. Alternative U.S. federal income tax treatments of the securities are possible that, if applied, could materially and adversely affect the timing and/or character of income or loss with respect to the securities. It is possible, for example, that the securities could be treated as debt instruments issued by us. Under this treatment, securities having a term exceeding one year from issuance to maturity (including the last possible date that the securities could be outstanding) would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held the securities you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the securities, even though you may not receive any payment with respect to the securities prior to maturity. In addition, any income on the sale, exchange or retirement of the securities would be treated as ordinary in character. Moreover, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other U.S. federal income tax characterizations of the securities might also require you to include amounts in income during the term of the securities and/or might treat all or a portion of the gain or loss on the sale or settlement of the securities as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held the securities. For instance, it is possible that any reconstitution, rebalancing or recomposition of an Index, change in methodology of calculating the Index, or substitution of a successor index could be treated as a "deemed" taxable exchange that could cause you to recognize gain or loss (subject, in the case of loss, to possible application of the "wash sale" rules) as if you had sold or exchanged the securities.

In December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to Non-U.S. Holders

You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of securities who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

Sale, Exchange or Retirement of the Securities. Any gain from the sale or exchange of the securities prior to their maturity (including pursuant to a call) or upon the receipt of cash payment in retirement of the securities at maturity should not be subject to U.S. federal income tax, including withholding tax, unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and income from the securities is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Tax Consequences under Possible Alternative Treatments. If the securities were treated as indebtedness, any income from the securities would not be subject to U.S. federal income tax, including withholding tax, provided generally that (i) you certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfied applicable requirements; and (ii) any income from the securities was not effectively connected with your conduct of a trade or business in the United States.

As described above under "—Tax Consequences to U.S. Holders-Possible Alternative Tax Treatments of an Investment in the Securities," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. persons should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require non-U.S. holders to accrue income, subject to withholding tax, over the term of the securities, possibly on a retroactive basis. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including the issues presented by this notice.

Backup Withholding and Information Reporting

The proceeds received from a sale, exchange or retirement of the securities will be subject to information reporting unless you are an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities, as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original Issue Price of the securities includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the securities which commissions, as to agents affiliated with us, may include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the securities by taking positions in the Underlying, the securities included in the Underlying or instruments whose value is derived from the Underlying or its constituents. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially affect the levels of the Underlying as well as the Initial Level, which could affect your return on the securities at maturity. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Underlying, the securities included in the Underlying, or instruments whose value is derived from the Underlying or their constituents. Although we have no reason to believe that any of these activities will have a material impact on the level of the Underlying or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in Distribution Agreements to be entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each an "**Agent**" and collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities has agreed to purchase, and we have agreed to sell, the Face Amount of securities set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees, in the amount set forth on the cover page of the relevant pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the securities will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the securities. The underwriting arrangements for any offering in which DBSI participates will comply with the requirements of NASD Rule 2720 of FINRA regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Face Amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

THE UNDERLYINGS

Funds

In the relevant pricing supplement we will provide summary information regarding any Funds to which the securities will be linked based on publicly available information. We have not participated in the preparation of, or verified, such publicly available information.

Companies with securities registered under the Exchange Act and the Investment Company Act of 1940, as amended, are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the Funds and the components underlying the Funds may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Indices

In the relevant pricing supplement we will provide summary information regarding any Indices to which the securities will be linked based on publicly available information. We have not participated in the preparation of, or verified, such publicly available information. The Indices to which payment on the securities will be linked may also be described in an underlying supplement relating to the securities.

General

This product supplement, any relevant underlying supplement and the relevant pricing supplement relate only to the securities offered thereby. We have derived any and all disclosures contained in this product supplement, any relevant underlying supplement and the relevant pricing supplement regarding the Funds or Indices described therein from the publicly available documents described above. In connection with any offering of the securities, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the Funds or Indices described therein. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Funds (and therefore the Share Adjustment Factor) or Indices described therein have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Funds or Indices described therein could affect the Payment at Maturity with respect to the securities and, therefore, the trading prices of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlyings.

We or our affiliates may currently or from time to time engage in business with the companies underlying the Funds or Indices, including extending loans to, making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about such companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the Funds or Indices and the components underlying the Funds. As a prospective purchaser of a security, you should undertake an independent investigation of the Funds or Indices as in your judgment is appropriate to make an informed decision with respect to an investment in the securities.

We describe various risk factors that may affect the market value of your securities, and the unpredictable nature of that market value, under "Risk Factors" above.